UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

SCHEDULE 14F-1

_____________________

Information Statement Pursuant to Section 14(f) of the

Securities Exchange Act of 1934 and Rule 14f-1 Thereunder

HENRY COUNTY PLYWOOD CORPORATION
(Exact name of registrant as specified in its corporate charter)

000-53208
(Commission File No.)

NEVADA	54-0484915
(State of Incorporation)	(IRS Employer Identification No.)

6/F No. 947, Qiao Xing Road Shi Qiao Town, Pan Yu District Guangzhou, People’s Republic of China
(Address of principal executive offices)

(86) 20-84890337
(Registrant's telephone number)

____________________________________________________________________________

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

____________________________________________________________________________

HENRY COUNTY PLYWOOD CORPORATION

6/F No. 947, Qiao Xing Road

Shi Qiao Town, Pan Yu  District

Guangzhou, People’s Republic of China

INFORMATION STATEMENT

PURSUANT TO

SECTION 14(F) OF THE SECURITIES EXCHANGE

ACT OF 1934 AND RULE 14F-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about January 23, 2009 to the holders of record at the close of business on January 14, 2009 (the “Record Date”) of common stock, par value $0.001 per share (“Common Stock”), of Henry County Plywood Corporation, a Nevada corporation (the “Company”), in connection with the change of control and composition of the Board of Directors of the Company (the “Board of Directors”) as contemplated by a share exchange agreement (the “Share Exchange Agreement”), dated January 15, 2009, among the Company, Organic Region Group Limited (“Organic Region”), its wholly owned subsidiaries, Zhuhai Organic Region Modern Agriculture Ltd., Guangzhou Organic Region Agriculture Ltd., Fuji Sunrise International Enterprises Limited, Southern International Development Limited and HK Organic Region Limited (collectively, the “Organic Region Subsidiaries”), and the shareholders of Organic Region (the “Organic Region Shareholders”).  The transactions contemplated by the Share Exchange Agreement were consummated on January 15, 2009 (the “Closing Date”).  Except as otherwise indicated by the context, references in this Information Statement to “Company,” “we,” “us,” or “our” are references to Henry County Plywood Corporation.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder.  This Information Statement is provided solely for informational purposes and not in connection with a vote of our security holders.

A copy of the Share Exchange Agreement has been filed with the Securities and Exchange Commission (“SEC”) as Exhibit 2.1 to a current report on Form 8-K that was filed on January 21, 2009.

On the Record Date, 3,332,595 shares of Common Stock were issued and outstanding with the holders thereof being entitled to cast one vote per share.

WE ARE NOT SOLICITING YOUR PROXY.  NO VOTE OR OTHER ACTION BY THE COMPANY’S SECURITYHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

On January 15, 2009, we entered into the Share Exchange Agreement, pursuant to which we acquired all of the issued and outstanding shares of the capital stock of Organic Region from the Organic Region Shareholders in exchange for 81,648,554 shares of our Common Stock, representing approximately 98% of the issued and outstanding equity interest and voting rights of the Company.  Immediately following closing of the Share Exchange Agreement, we also entered into a redemption agreement (the “Redemption Agreement”) with Michael Friess and Sanford Schwartz (the “Majority Stockholders”), whereby the Majority Stockholders surrendered an aggregate of 1,666,298 shares of our Common Stock for redemption in exchange for our issuance of a convertible promissory note to each, in the aggregate principal amount of five hundred thousand dollars $500,000 in favor of the Majority Stockholders.  The signing of the Share Exchange Agreement and the transactions contemplated thereby resulted in a change of control of the Company.

On the Closing Date, David Lilja submitted his resignation from our Board of Directors and appointed Anson Yiu Ming Fong, Chi Ming Leung, and Xiong Luo to our Board of Directors.  Mr. Fong’s appointment was effective on the Closing Date, while Mr. Lilja’s resignation and the appointments of Chi Ming Leung and Xiong Luo will become effective on the 10th day following the mailing of this Information Statement to our stockholders (the “Effective Date”).

To the best of our knowledge, except as set forth in this Information Statement, the incoming directors are not currently directors of the Company, do not hold any position with the Company nor have been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC.  To the best of our knowledge, none of the officers or incoming or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our Common Stock immediately before and after the closing of the transactions contemplated by the Share Exchange Agreement by (i) each person who is known by us to beneficially own more than 5% of our Common Stock; (ii) each of our officers and directors; and (iii) all of our officers and directors as a group.

Unless otherwise specified, the address of each of the persons set forth below is in care of the Company at 6/F No. 947, Qiao Xing Road, Shi Qiao Town, Pan Yu  District, Guang Zhou, China.

Name & Address of Beneficial Owner(1)	Before Closing of the Share Exchange Agreement		After Closing of the Share Exchange Agreement
	Amount and Nature of Beneficial Ownership	Percent of Class(2)	Amount and Nature of Beneficial Ownership	Percent of Class(2)
Directors and Officers
Anson Yiu Ming Fong	0	*	38,783,063(3)	46.55%
Chi Ming Leung	0	*	4,082,428(4)	4.90%
Xiong Luo	0	*	30,618,207(5)	36.75%
Yong Qing Ma			0	*
David Lilja	0	*	0	*
All officers and directors as a group (5 persons named above)	0	*	73,483,698	88.20%
5% Securities Holder
Michael Friess 5353 Manhattan Circle Suite 101 Boulder, Colorado 80303	1,333,038	40.00%	499,889	*
Sanford Schwartz 5353 Manhattan Circle Suite 101 Boulder, Colorado 80303	1,333,038	40.00%	499,889	*
Grand Will Investment Group Ltd.	0	*	30,618,207	36.75%
Logo International Holdings Ltd.	0	*	30,618,207	36.75%
Anson Yiu Ming Fong	0	*	38,783,063(3)	46.55%
Xiong Luo	0	*	30,618,207(5)	36.75%
Lili Mao	0	*	30,618,207(5)	36.75%

* Less than 1%

(1)

Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the shares of the Company’s stock.  For each Beneficial Owner above, any options exercisable within 60 days have been included in the denominator.

(2)

Based on 3,332,595 shares of Common Stock issued and outstanding before the closing of the transactions contemplated by the Share Exchange Agreement (as of the Record Date) and 83,314,851 after the closing of the transactions contemplated by the Share Exchange Agreement (as of January 20, 2009).

(3)

Represents 30,618,207 shares that are held by Mr. Fong indirectly through Grand Will Investment Group Limited, a BVI company owned and controlled by Mr. Fong; 4,082,428 shares that are held indirectly by Mr. Fong’s brother and sister, Kit Ming Fong and Shiu Ming Fong , through Multi Billion Investment Development Limited, a BVI company owned and controlled by them; and 4,082,428 shares that are held indirectly by Mr. Fong’s wife, Wai Yin Cheng, through Long Rich Global Invest Limited, a BVI company owned and controlled by her.

(4)

Represents 4,082,428 shares that are indirectly held by Mr. Leung, through Alpha Fortune Global Develop Limited, a BVI company owned and controlled by him.

(5)

Represents 30,618,207 shares that are jointly held by Xiong Luo and his wife, Lili Mao, indirectly through Logo International Holdings Limited, a BVI company owned and controlled by them.

Changes in Control

There are currently no arrangements that may result in a change in control of the Company.

LEGAL PROCEEDINGS

Our management knows of no material existing or pending legal proceedings or claims against us, nor are we involved as a plaintiff in any material proceeding or pending litigation.  To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer or security holder is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Prior to the consummation of the Share Exchange Agreement, our Board of Directors consisted of one sole director, David Lilja, who was elected to serve until his successor is duly elected and qualified or until the next annual meeting of our stockholders.  Mr. Lilja has submitted a letter of resignation and Anson Yiu Ming Fong, Chi Ming Leung, and Xiong Luo were appointed to our Board of Directors.  Mr. Fong’s appointment was effective on the Closing Date, while Mr. Lilja’s resignation and the appointments of Chi Ming Leung and Xiong Luo will become effective on the Effective Date.  On the Closing Date, our Board of Directors also appointed the new executive officers as listed below.

The names of our current officers and directors and the incoming directors, as well as certain information about them, are set forth below:

NAME	AGE	POSITION
Anson Yiu Ming Fong	47	Chairman of the Board
Chi Ming Leung(1)	68	Director, Chief Executive Officer and President
Xiong Luo(1)	54	Director and Chief Operating Officer
Yong Qing Ma	38	Chief Financial Officer
David Lilja(2)	39	Director

(1)

Will become a director on the Effective Date.

(2)

Former Chief Financial Officer, Treasurer and Secretary prior to January 15, 2009 and current director until the Effective Date.

Anson Yiu Ming Fong.   Mr. Fong was appointed as Chairman of our board of directors on January 15, 2009.   He is also a co-founder of our BVI subsidiary, Organic Region.  Prior to founding Organic Region, Mr. Fong had been engaged in the consumer products industry in China for over 25 years.  From 2001 to 2008, Mr. Fong was the co-founder the Heng Tai Consumables Group Ltd., a Hong Kong listed company, and served as its Executive Director and Chief Operation Officer.  Prior to that, Mr. Fong served from 1986 to 2001 as the Sales Director for China Trade for Vincent Honour Ltd., and from 1980 to 1985, worked at Dodwell Wines & Spirits and Dodwell Imports, Hong Kong, as a Sales Representative.

Chi Ming Leung.   Mr. Leung was appointed as our Chief Executive Officer and President on January 15, 2009 and will become our director on the Effective Date.  He has served as the Executive Director of our BVI subsidiary, Organic Region, since 2007.   Mr. Leung has over 10 years’ experience in the consumer products industry.  Prior to joining us, Mr. Leung served from 2003 to 2007, as a Director for Corporate Sales of CDS/FEDEX Hong Kong and China.  Prior to that, Mr. Leung served from 1986 to 2003 as general manager of New York Scanwell Freight Limited, and later as general manager of its Shanghai Branch.  Mr. Leung graduated from Queen’s College in 1965.

Xiong Luo.   Mr. Luo was appointed as our Chief Operating Officer on January 15, 2009 and will become our director on the Effective Date.  He has held the same position with our BVI subsidiary, Organic Region, since 2006.  Mr. Luo has also served as the general manager of our PRC operating subsidiaries, Zhuhai Organic and Guangzhou Organic, since 2004.  Mr. Luo has over 20 years’ experience in enterprise planning and operations.  Prior to joining us, Mr. Luo served from 2001 to 2004, as general manager and managing director of China Environmental Protection Industry Ltd., from 1998 to 2001, as general manager of Beijing World Oasis Technology Limited; from 1997 to 1998, as general manager of Beijing Chunyi Industry Ltd., and from 1991 to 1997 as general manager of the Zhuhai Guanli plastic machinery plant.  Mr. Luo graduated from Guangdong South China Agricultural University in 1985 with a B.A. Degree and holds seven patents, two of which are related to inventions.

Yong Qing Ma.   Ms. Ma was appointed as our Chief Financial Officer and Treasurer on January 15, 2009, and she has held the same position with our BVI subsidiary, Organic Region, since September 2007.  Prior to joining our Company, Ms. Ma has served as vice president of Finance for Pacificnet, Inc. (NASDAQ: PACT). She worked as finance manager at Shenzhen Lufthansa Technik Ltd., a subsidiary of Germany Lufthansa Group from 2002 to 2003. She worked for China Motion, a Hong Kong public telecom company as manager of Corporate Finance Division and Audit Division from 1995 to 2002. Ms. Ma received MBA from American Kennedy Western University, economic bachelor of Wuhan University in China. She currently serves as director for Shenzhen Longtou Investment Limited.

David Lilja.  Mr. Lilja has served as our director and an officer since October 1, 2007.  On January 15, 2009, Mr. Lilja resigned from all offices he held with us.  On the same date, Mr. Lilja submitted his resignation as a member of our board of directors, which will become effective on the Effective Date.  Mr. Lilja has been President of C4S Group, a provider of telematics and electronics for OEM automakers and fleet operators throughout North America, since 1999.  Prior to that, Mr. Lilja was President of Wall Street Financial, a financial consulting firm specializing in emerging growth companies.

Directors are elected until their successors are duly elected and qualified.

Family Relationships

There are no family relationships among our directors or officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws (except where not subsequently dismissed without sanction or settlement), or from engaging in any type of business practice, or a finding of any violation of federal or state securities laws. To the best of our knowledge and except as set forth below, no petition under the Federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any of our directors or officers, or any partnership in which any of our directors or officers was a general partner at or within two years before the time of such filing, or any corporation or business association of which any of our directors or officers was an executive officer at or within two years before the time of such filing. Except as set forth in our discussion herein, under the heading “Transaction with Related Persons,” none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

TRANSACTIONS WITH RELATED PERSONS

The following includes a summary of transactions since the beginning of the 2007 fiscal year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year-end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation”).  We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

•

On January 15, 2009, we consummated the transactions contemplated by the Share Exchange Agreement with the owners of all issued and outstanding capital stock of Organic Region, certain of which are beneficially owned and controlled by our Chairman, Chief Executive Officer and Chief Operating Officer and their affiliates.  Pursuant to the Share Exchange Agreement, we acquired 100% of the outstanding capital stock of Organic Region in exchange for 81,648,554 shares of our Common Stock.  As a result of this transaction, the shareholders of Organic Region became the beneficial owners of approximately 98% of our outstanding capital stock.

•

On January 15, 2009, in connection with the Share Exchange Agreement, we entered into a registration rights Agreement the Majority Stockholders, pursuant to which we granted piggyback registration rights to the Majority Stockholders with respect to all shares of our Common Stock held by them.  Prior to consummation of the Share Exchange Agreement, the Majority Stockholders were our controlling stockholders and Michael Friess was a director and our Chief Executive Officer and President.

•

On January 15, 2009, we also entered into the Redemption Agreement with the Majority Stockholders, whereby the Majority Stockholders surrendered an aggregate of 1,666,298 shares of our Common Stock for redemption in exchange for our issuance of a convertible promissory note to each, in the aggregate principal amount of five hundred thousand dollars ($500,000) in favor of the Majority Stockholders (the “Notes”).  The Notes bear interest at an annual rate equal to the short term applicable federal rate as published by the United States Internal Revenue Service for avoidance of imputed interest from the date thereof, computed on the basis of a 360 day year. The principal and accrued interest of the Notes is payable on the earlier of the consummation of a financing with gross proceeds of at least $2,000,000 or March 31, 2009, provided that the principal is subject to setoff and holdback rights to secure the Majority Stockholders’ indemnification obligations under the Indemnification Agreement described below.  If we receive a notice of claim under the Indemnification Agreement and are required to use funds to defend against any such claim, the principal shall be reduced by such corresponding amount.  In addition, so long as any claim remains unresolved against the Company, no further interest will accrue under the Notes with regard to such portion of the principal that is equal to the amount of such claim.

•

On January 15, 2009, we also entered into an indemnification agreement (the “Indemnification Agreement”) with the Majority Stockholders whereby the Majority Stockholders agreed to indemnify us and our stockholders, for a period of twenty-four months, for any liabilities or causes of action that arise from actions or omissions on the part of the Majority Stockholders with respect to the transactions contemplated by the Share Exchange Agreement or any liabilities based on any matter relating to the Company that occurred on or prior to the date of the Indemnification Agreement.  Pursuant to the Indemnification Agreement, the Majority Stockholders pledged and delivered to us an aggregate of 499,889 shares of our Common Stock held by them, to be held in escrow by us until December 31, 2009 to secure the Majority Stockholders’ obligations under the Indemnification Agreement.

•

On January 1, 2005, Organic Region and Mr. Xiong Luo, our Chief Operating Officer, entered into an exclusive arrangement, whereby Organic Region agreed to provide consulting services, including business operations, human resources and research and development services, to Mr. Luo, the holder of licenses necessary to operate the fruit trading business in China, in connection with Guangzhou Greenland, an entity owned and controlled by him.  In exchange for such services, Mr. Luo agreed to pay a consulting services fee to Organic Region equal to all of the revenues obtained by Guangzhou Greenland and we obtained the ability to substantially influence Guangzhou Greenland’s daily operations and financial affairs, appoint its senior executives and approval of all matters requiring shareholder approval.  Mr. Luo also irrevocably granted us an exclusive option to purchase, to the extent permitted under PRC law, all or part of the equity interests in Guangzhou Greenland and agreed to entrust all the rights to exercise their voting power to the person appointed by us. As a result of this arrangement, we consolidate the financial results of Guangzhou Greenland is our variable interest entity, pursuant to Financial Interpretation No. 46R, Consolidation of Variable Interest Entities, or FIN 46R

Except as set forth in our discussion above, none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of our equity securities which are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of our equity securities.  Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.

Based solely upon a review of the Forms 3, 4 and 5 (and amendments thereto) furnished to us for the fiscal year ended December 31, 2008, we have determined that our directors, officers and greater-than-10% beneficial owners complied with all applicable Section 16 filing requirements.

CORPORATE GOVERNANCE

Director Independence

We currently do not have any independent directors, as the term “independent” is defined by the rules of the Nasdaq Stock Market.

Board Meetings and Annual Meeting

During fiscal year ended December 31, 2008, our Board of Directors did not meet.  We did not hold an annual meeting in 2008.

Board Committees

We presently do not have an audit committee, compensation committee or nominating committee or committees performing similar functions, as our management believes that until this point it has been premature at the early stage of our management and business development to form an audit, compensation or nominating committee.  However, the our new management plans to form an audit, compensation and nominating committee in the near future.  We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and system of internal controls.  We envision that the compensation committee will be primarily responsible for reviewing and approving our salary and benefits policies (including stock options) and other compensation of our executive officers.  The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors.  The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures.  Until these committees are established, these decisions will continue to be made by our Board of Directors.  Although our Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, our Board of Directors considers the candidate’s character, judgment, skills and experience in the context of the needs of our Company and our Board of Directors.

We do not have a charter governing the nominating process.  The members of our Board of Directors, who perform the functions of a nominating committee, are not independent because they are also our officers.  There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nominations for directors.  Our Board of Directors does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level.

Stockholder Communications

Our Board of Directors does not currently provide a process for stockholders to send communications to our Board of Directors because our management believes that until this point it has been premature to develop such processes given the limited liquidity of our Common Stock.  However, our new management may establish a process for stockholder communications in the future.

EXECUTIVE COMPENSATION

Summary Compensation Table — Fiscal Years Ended December 31, 2008 and 2007

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named persons for services rendered in all capacities during the noted periods.  No other executive officer received total annual salary and bonus compensation in excess of $100,000.

Name and Principal Position	Year	Salary ($)	Total ($)
Chi Ming Leung, CEO(1)	2008	75,250	75,250
	2007	26,087	26,087
Michael Friess, former CEO(2)	2008	0	0
	2007	0	0

(1)

On January 15, 2009, in connection with the Share Exchange Agreement, Chi Ming Leung became our Chief Executive Officer.  Prior to the Closing Date, Chi Ming Leung served as CEO of Organic Region.  The annual, long term and other compensation shown in this table include the amount Chi Ming Leung received from Organic Region prior to the consummation of the Share Exchange Agreement.

(2)  Michael Friess resigned from all offices he held with us and his position as our director upon the closing of the Share Exchange Agreement on January 15, 2009.

Employment Agreements

Prior to the Share Exchange Agreement, our operating subsidiaries were private limited companies organized under the laws of the PRC, and in accordance with PRC regulations, the salary of our executives was determined by our shareholders.  In addition, each employee is required to enter into an employment agreement executed by our human resources department and our financial department.  Accordingly, all our employees, including Mr. Chi Ming Leung, Mr. Xiong Luo and Ms. Yong Qing Ma, have executed our employment agreement. Our employment agreements with our executives provide the amount of each executive officer’s salary and establish their eligibility to receive a bonus. Mr. Leung's employment agreement provides for an annual salary of RMB240,000 (approximately $35,087), Mr. Luo’s employment agreement provides for an annual salary of RMB360,000 (approximately $52,632) and Ms. Ma’s employment agreement provides for an annual salary of RMB240,000 (approximately $35,087).  Other than the salary and necessary social benefits required by the government, which are defined in the employment agreement, we currently do not provide other benefits to the officers at this time.  Our executive officers are not entitled to severance payments upon the termination of their employment agreements or following a change in control.

Outstanding Equity Awards at Fiscal Year End

None of our executive officers received any equity awards, including, options, restricted stock or other equity incentives during the fiscal year ended December 31, 2008.

Compensation of Directors

We have entered into director agreements with our director and incoming directors, Mr. Anson Yiu Ming Fong, Mr. Chi Ming Leung, and Mr. Xiong Luo.  Under the director agreements, Mr. Fong is paid an annual fee of HK$1,280,000 (approximately $160,000), Mr. Leung is paid an annual fee of HK$360,000 (approximately $45,000) and Mr. Luo is paid an annual fee of HK$600,000 (approximately $75,000), as consideration for their role as directors.

HENRY COUNTY PLYWOOD CORPORATION

Dated: January 23, 2009	/s/ Chi Ming Leung
Chi Ming Leung Chief Executive Officer